Exhibit 99.29

News Release

AINSWORTH LUMBER CO. LTD. ANNOUNCES EXPIRATION AND FINAL RESULTS OF TENDER OFFER AND CONSENT SOLICITATION FOR ITS 7.5% SENIOR SECURED NOTES DUE 2017

TORONTO, ON and VANCOUVER, BC (April 30, 2015) – Norbord Inc. (“Norbord”) (TSX: NBD) and its wholly owned subsidiary, Ainsworth Lumber Co. Ltd. (“Ainsworth”), announced today the expiration and final results of Ainsworth’s previously announced cash tender offer (“Tender Offer”) and consent solicitation (“Consent Solicitation”) for any and all of Ainsworth’s outstanding 7.5% Senior Secured Notes due 2017 (the “Notes”) (CUSIP Nos. 008914AE3, C01023AH0 and 008914AF0). The Tender Offer and the Consent Solicitation expired at 12:00 midnight, New York City time, at the end of the day on April 29, 2015 (the “Expiration Time”). The Tender Offer and Consent Solicitation were made upon the terms and subject to the conditions set forth in Ainsworth’s Offer to Purchase and Consent Solicitation Statement (the “Offer to Purchase”) and related Letter of Transmittal and Consent (the “Letter of Transmittal”), each dated April 1, 2015.

Ainsworth was advised by Global Bondholder Services Corporation, as tender agent and information agent for the Tender Offer and Consent Solicitation that between the early tender deadline of 5:00 p.m., New York City time, on April 15, 2015 and the Expiration Time, Ainsworth received no additional valid tenders and consents from holders of its Notes.

In accordance with Ainsworth’s previously announced election to redeem all Notes that remain outstanding as of the Expiration Time, Ainsworth redeemed all of the US$3,588,000 of the remaining outstanding Notes on April 30, 2015 at the redemption price of 103.750% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date.

Ainsworth retained RBC Capital Markets, LLC as the dealer manager and solicitation agent (the “Dealer Manager”) for the Tender Offer and Consent Solicitation. Ainsworth retained Global Bondholder Services Corporation as information agent and tender agent for the Tender Offer and Consent Solicitation. Persons with questions regarding the Tender Offer and Consent Solicitation should contact RBC Capital Markets, LLC at (877) 381-2099 (toll free) or (212) 618-7822 (collect). Requests for documents may be directed to Global Bondholder Services Corporation by phone at (866) 807-2200 (toll free) or (212) 430-3774, or in writing at 65 Broadway, Suite 404, New York, New York 10006.

This press release is for informational purposes only and is not an offer to buy the Notes or any other security, a solicitation of an offer to sell the Notes or any other security. The Tender Offer and Consent Solicitation were made solely by the Offer to Purchase and the Letter of Transmittal.

About Norbord

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (“OSB”). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately US$1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

Forward-Looking Statements

This news release contains forward-looking statements, as defined in applicable legislation, including statements that express management’s expectations or estimates of future performance. Often, but not always, words such as “intention,” “proposed,” “expected,” “will,” “intends,” and “will not” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable laws, Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in Norbord’s January 27, 2015 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of Norbord’s 2014 Management’s Discussion and Analysis dated January 27, 2015.

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com